[HEMIS LETTERHEAD]


                                                   August 19, 2003

Via EDGAR
---------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

         Re: Form AW--withdrawal of Registration Statement for Hemispherx Biopharma, Inc., SEC File No 333-102513

Dear Sir or Madam:

      Pursuant to conversations with the Commission's staff, we are requesting the immediate withdrawal of Amendment no. 1 to our registration statement on Form S-3 (SEC File No 333-102513) filed with the Commission on August 12, 2003.

      Please be advised that there has been no distribution of this registration statement, or the related Prospectus.

                                                  Very truly yours,

                                                  s/ Robert Peterson
                                                  Robert Peterson,
                                                  Chief Financial Officer